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                              April 16, 2021

       Amir Ben-Yohanan
       Chief Executive Officer
       Clubhouse Media Group, Inc.
       3651 Lindell Road, D517
       Las Vegas, NV 89103

                                                        Re: Clubhouse Media
Group, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 26,
2021
                                                            File No. 024-11447

       Dear Mr. Ben-Yohanan:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2021 letter.

       Amendment No. 1 to Offering Statement filed March 26, 2021

       Cover Page

   1. Please revise the disclosure in your offering circular and in Part I, Item 4 of your Form 1-
                                                        A to clarify the total
number of securities being qualified in connection with this offering.
                                                        In this regard, we note
your disclosure in Item 4 of Part I provides that the total number of securities offered is
3,750,000, while your disclosure in your offering statement provides that you will qualify
3,333,333 shares of your common stock to be sold to investors in this offering, plus 233,333
shares underlying the placement agent's warrants. Please amend your filing to
reconcile these inconsistencies. Please also reconcile the statement on page
                                                        15 stating that the
Placement Agent warrants allow the placement agent to purchase up to
                                                        700,000 shares of
common stock. Lastly, please have counsel revise the legal opinion
 Amir Ben-Yohanan
Clubhouse Media Group, Inc.
April 16, 2021
Page 2
       filed as exhibit 12.1 to include the number of shares of common stock underlying the placement agent's warrants.
Capitalization, page 17

2. Please revise the table to include convertible notes payable and notes payable.
Item 4: Dilution, page 42

3. Reference is made to the first table. The amounts presented as "Increase in net tangible book value per share attributable to new investors" appear to represent the pro forma net tangible book value per share after this offering. Please revise or advise.
Notes to Consolidated Financial Statements
Note 1 - Organization and Operations, page F-9

4. Reference is made to the last paragraph on page F-10. You disclose that the November
       12, 2020 Merger was accounted for as a reverse-merger and recapitalization with WOHG as the accounting acquirer. You disclose that historical financial statements prior to the merger will be those of WOHG; however, this does not appear to be the case. Please explain why you present Tongji Healthcare Group, Inc. audited financial statements.
       Please also explain why it is appropriate to present any financial information prior to the inception of the accounting acquirer WOHG, which according your initial filings was
       January 2, 2020.
        You may contact Nasreen Mohammed at (202) 551-3773 or Adam Phippen at
(202) 551-
3336 if you have questions regarding comments on the financial statements and related matters.
Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameAmir Ben-Yohanan
                                                             Division of
Corporation Finance
Comapany NameClubhouse Media Group, Inc.
                                                             Office of Trade &
Services
April 16, 2021 Page 2
cc:       Laura Anthony
FirstName LastName